FMC

FRASER MILNER CASGRAIN LLP

04046766

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

November 22, 2004

SUPPL

PROCESSED
DEC 22 2004
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2004
179
WASH. D.C.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Form 52-109FT2 - Certification of Interim Filings - CEO;

(b) Form 52-109FT2 - Certification of Interim Filings - CFO;

(c) Interim Financial Statements for the period ended September 30, 2004;

(d) Management's Discussion and Analysis for the period ended September 30, 2004;

(e) BC Form 51-109F for the quarter ended September 30, 2004;

(f) Material Change report dated November 18, 2004; and

(g) Press Release dated November 18, 2004.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2444252_1.DOC

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

Ian C. B. Currie
President

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 15, 2004

Brian W. Jamieson
Chief Financial Officer

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2004 (unaudited)	DECEMBER 31 2003
ASSETS		
Land under development	$ 3,207	$ 3,531
Land held for development	-	7,057
Mortgages receivable (note 3)	7,650	6,256
Future income taxes	-	5,185
Other assets	111	93
Cash and cash equivalents	23,080	1,020
Restricted cash held in trust	-	1,043
	$ 34,048	$ 24,185
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 573	$ 887
Deposits on land sales	-	1,056
Income taxes payable	32	-
Future income taxes	719	-
	$ 1,324	$ 1,943
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 53,401	$ 53,401
Contributed surplus	6,868	6,868
Deficit	(27,545)	(38,027)
	$ 32,724	$ 22,242
	$ 34,048	$ 24,185

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ 22,097**	$ 5,435	**$ 25,140**	$ 5,442
Cost of sales	**7,725**	4,746	**8,572**	4,746
Provisions for loss in value	**-**	-	**-**	817
Gross profit/(loss)	**14,372**	689	**16,568**	(121)
Interest and other income	**132**	8	**361**	28
General and administrative expenses	**(124)**	(147)	**(542)**	(1,105)
Income/(loss) before income taxes	**14,380**	550	**16,387**	(1,198)
Income taxes provided/(recovered) (note 5) - current	**1**	4	**1**	14
- future	**5,175**	205	**5,904**	(427)
Net earnings/(loss) for the period	**$ 9,204**	$ 341	**$ 10,482**	$ (785)
Deficit - Beginning of period	**$ (36,749)**	$ (39,534)	**$ (38,027)**	$(38,408)
Deficit - End of period	**$ (27,545)**	$ (39,193)	**$ (27,545)**	$(39,193)
Net earnings/(loss) per share	**$ 0.25**	$ 0.01	**$ 0.29**	$ (0.02)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 22,084**	$ 3,893	**$ 22,724**	$ 3,900
Collection of mortgages receivable	**1,248**	4,869	**1,248**	4,869
Interest and other income received	**81**	8	**89**	28
Deposits received on land sales	**-**	8	**9**	697
Cash payments				
Real estate commissions	**(301)**	(174)	**(301)**	(174)
Deposit refunded	**-**	-	**(1,052)**	-
(Expenditures)/recoveries on land development	**52**	(72)	**(917)**	(2,270)
Income taxes (paid)/refunded	**14**	(2)	**13**	(15)
Payments of general and administrative and other	**(105)**	(330)	**(796)**	(923)
Interest paid	**-**	(48)	**-**	(124)
	23,073	8,152	**21,017**	5,988
INVESTING ACTIVITIES				
Restricted cash held in trust	**-**	(9)	**1,043**	(24)
	-	(9)	**1,043**	(24)
FINANCING ACTIVITIES				
Bank loan	**-**	(4,435)	**-**	(2,180)
	-	(4,435)	**-**	(2,180)
INCREASE IN CASH AND CASH EQUIVALENTS	**23,073**	3,708	**22,060**	3,784
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 7**	$ 98	**$ 1,020**	$ 22
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 23,080**	$ 3,806	**$ 23,080**	$ 3,806

connection with the portions of the original hearing that related to the issues of the economic viability of the Britannia site. The OMB is expected to hear the claims for the awarding of costs in Spring 2005. Supporting materials in respect of the outstanding cost claims have not yet been filed. The Company does not believe there is any merit in these claims and intends to defend itself vigorously. No provisions have been made by the Company in its operating results for these claims.

A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at this site and expects to use a letter of credit to meet this requirement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2004
November 16, 2004

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the nine months ended September 30, 2004 and the audited financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The interim unaudited financial statements for the nine months ended September 30, 2004 and the audited financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2003.

Results of Operations – Third Quarter 2004 versus Third Quarter 2003
Sales in the Third Quarter of this year mainly consisted of $22,000,000 for the 221-acre Britannia Road property in Mississauga and $93,000 for a sale that had not previously been recorded because the deposits received were less than 15% of the sale price. In the Third Quarter of 2003 sales consisted of $3,450,000 for a 73-acre industrial site in Burlington, $1,512,000 for a parcel of land at the Cooksville site and $261,000 and $210,000 for two parcels of industrial land at the King Forest site in Burlington. .
Gross profits on land sales for the Third Quarter of 2004 were $14,372,000 and were primarily earned on the sale of the Britannia property. In the same period last year, gross profits on land sales for this quarter were $689,000.
Interest and other income of $132,000, included $57,000 relating to imputed interest on discounted mortgages receivable. In the Third Quarter of 2003, interest and other income was $8,000.
General and administrative expenses in the Third Quarter of 2004 amounted to $124,000 compared to $147,000 for the same period last year.

Results of Operations – Nine Months 2004 versus Nine Months 2003
Sales in the nine months to September 30, 2004 mainly consisted of $22,000,000 for the Britannia site, $3,028,000 for a 48-acre block of land in Milton and $93,000 for a previously unrecorded sale. Land sales in the same period of 2003 consisted of $3,450,000 for a 73-acre industrial site in Burlington, $1,512,000 for a parcel of land at the Cooksville site and $261,000 and $210,000 for two parcels of industrial land at the King Forest site in Burlington.
Gross profits on land sales for the first nine months of 2004 were $16,568,000. Gross losses of $121,000 during this period in 2003 consisted of the profits from the land sales recorded in the Third Quarter less provisions of $817,000 recorded earlier in the year to reduce the carrying value of some assets.
Interest and other income of $361,000, included $234,000 relating to imputed interest on discounted mortgages receivable. In the same period in 2003, interest and other income amounted to $28,000.
General and administrative expenses in the first nine months of 2004 amounted to $542,000 compared to $1,105,000 for the same period last year. Included in the amount for last year was a provision of $375,000 for termination payments to be made to a former President.

Outstanding Sale Agreements
An agreement to sell the remaining 25 acres of saleable land in Burlington for $2,200,000 was completed in November 2004. Included in the purchase price is a three year vendor mortgage for $1,870,000.
A conditional agreement has been made to sell the remaining 78 acre and 223 acre parcels in Milton for $2,700,000.
Closing of conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that the sales value will be realized.

Jancor Companies, Inc (Jancor)
The Company sold its equity interest in Jancor Companies, Inc. (Jancor), a US manufacturer of residential vinyl siding, windows and, outdoor furniture, in 2001. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Company has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the nine months to September 30, 2004 were almost 50% less than for the comparable period in 2003. This is primarily due to lower shipments of vinyl windows and higher resin costs. Jancor does not expect to make up the shortfall in the balance of the year. In 2003, EBITDA at Jancor for the full year was US$26.9 million.

Senior debt levels at Jancor at September 30, 2004 were US$14 million and are expected to show further reductions in the Fourth Quarter.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Third Quarter 2004 versus Third Quarter 2003

Cash inflows from operating activities during the Third Quarter of 2004 amounted to $23,073,000 compared to inflows of $8,152,000 for the same period last year. Cash receipts for the Third Quarter of 2004 were $23,413,000 versus $8,778,000 for the Third Quarter of last year due to higher land sales. Cash payments in the Third Quarter of 2004 were $340,000 compared with $626,000 for the same period last year. The higher spending last year was mainly due to the payment of administrative expenses that had been accrued earlier in the year.

There were no significant cash flows for investing activities during the Third Quarter of either 2004 or 2003.

There were no cash flows for financing activities in the Third Quarter of 2004. Cash outflows for financing activities in the Third Quarter of 2003 consisted of the repayment of bank loans of $4,435,000.

Cash Flows – Nine Months 2004 versus Nine Months 2003

Cash inflows from operating activities during the nine months to September 30, 2004 amounted to $21,017,000 compared to inflows of $5,988,000 for the same period last year. Cash receipts for the first nine months this year were $24,070,000 versus $9,494,000 for last year due to higher land sales. Cash payments for the first nine months this year, which included $1,052,000 for the refund of a deposit, were $3,053,000 compared with $3,506,000 for the same period last year. The higher land development spending last year was mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.

The cash flow from investing activities in the nine months to September 30, 2004 was the receipt of the restricted cash which had previously been held in trust for a sale of the Britannia site that was not completed.

There were no cash flows for financing activities in the nine months to September 30, 2004. Cash outflows for financing activities in the same period of 2003 consisted of the net repayment of bank loans of $2,180,000.

Financial Position

Total assets at September 30, 2004 were $34,048,000 compared with $24,185,000 at December 31, 2003. Cash and cash equivalents increased by $22,060,000 mainly due to proceeds from the sale of the Britannia site. Land held for development decreased by $7,057,000 due to the sale of the Britannia site. Mortgages receivable increased by $1,394,000 due to the addition of a mortgage receivable on the sale of the Milton property less proceeds received from the collection of a mortgage receivable on the Cooksville site.

At September 30, 2004, total vendor take-back mortgages receivable that are held by the Company amounted to $7,650,000 (December 31, 2003 - $6,256,000) that are carried as receivables on the balance sheet.

The mortgages receivable at September 30, 2004 included $5,170,000 due in December 2005 and $2,480,000 due in April 2007.

Liabilities at September 30, 2004 were $1,324,000 compared with $1,943,000 at December 31, 2003 with the major reduction resulting from the $1,052,000 refund of a deposit on an uncompleted sale of the Britannia site.

Future income taxes decreased by $5,904,000 and became a liability of $719,000.

Contingencies

The Ontario Municipal Board (OMB) has required the Company to provide security for costs in connection with the recent OMB hearing on the rezoning of the Britannia site. Pending the outcome of proceedings to determine whether costs, if any are to be awarded to any parties, the Company provided letters of credit totaling $3,625,000 in November 2004. The OMB has confirmed that costs will not be awarded in connection with the portions of the original hearing that related to the issues of the economic viability of the Britannia site. The OMB is expected to hear the claims for the awarding of costs in Spring 2005. Supporting materials in respect of the outstanding cost claims have not yet been filed. The Company does not believe there is any merit in these claims and intends to defend itself vigorously.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	September 30, 2004	November 16, 2004

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. David Smith	November 16, 2004
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Brian Jamieson	November 16, 2004

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended September 30, 2004 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended September 30, 2004:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$7,725
	Land costs	$ 427
	Development costs	$7,298
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$30
	Directors fees	$17
	Professional fees	$69
	Office administration	$ 8

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended September 30, 2004:

Nil.

b) Summary of options granted during the three month period ended September 30, 2004:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at September 30, 2004:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,344,789,800 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended September 30, 2004 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1. <u>**Name and Address of Company**</u>

Jannock Properties Limited
2121 Britannia Road West, Unit 2
Streetsville, Ontario
L5M 2G6

Item 2. <u>**Date of Material Change**</u>

November 16, 2004

Item 3. <u>**News Release**</u>

A news release disclosing the nature and substance of the material change was disseminated via CCNMatthews on November 16, 2004.

Item 4. <u>**Summary of Material Change**</u>

The board of directors of Jannock Properties Limited (the "**Company**") has approved a cash distribution equivalent to $0.60 per unit of the Company ("**Units**") to be paid on December 14, 2004 to the Company's unitholders ("**Unitholders**") of record at the close of business on November 30, 2004.

Item 5. <u>**Full Description of Material Change**</u>

The board of directors of the Company has approved a cash distribution equivalent to $0.60 per Unit through the redemption of 60 of the 150 Class A Special shares that are currently included in each Unit. This distribution will be paid on December 14, 2004 to Unitholders of record as at the close of business on November 30, 2004. The ex-redemption date for trading of the Units will be November 26, 2004 and each Unit will then trade on the basis that it consists of 90 Class A Special shares and one Class B Special share.

Item 6. <u>**Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**</u>

Not Applicable.

Item 7. <u>**Omitted Information**</u>

Not Applicable.

Item 8. **Executive Officer**

Brian Jamieson
Chief Financial Officer
(905) 821-4464
bjamie@jannockproperties.com

Item 9. **Date of Report**

November 18, 2004

Jannock Properties Limited

Press Release

November 16, 2004

Jannock Properties Limited reports September 30, 2004 results and $0.60 distribution to shareholders.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $9,204,000 ($0.25 per share) for the Third Quarter of 2004 compared with earnings of $341,000 ($0.01 per share) for the same period in 2003. The improvement this year was primarily due to the gain on the sale of the 221-acre Britannia Road property in Mississauga to Orlando Corporation for $22,000,000.

For the nine months to September 30, 2004, net earnings were $10,482,000 ($0.29 per share) compared with a loss of $785,000 ($0.02 per share) for the same period last year.

The Board of Directors has approved a cash distribution equivalent to $0.60 per unit to be paid to shareholders on December 14, 2004.

Real Estate

Sales in the Third Quarter mainly consisted of $22,000,000 for the Britannia site.

An agreement to sell the remaining 25 acres of saleable land in Burlington for $2,200,000 was completed in November 2004. Included in the purchase price is a three year vendor mortgage for $1,870,000.

A conditional agreement has been made to sell the remaining 78 acre and 223 acre parcels in Milton for $2,700,000. This agreement cannot be completed until all outstanding conditions have been met.

Mortgages receivable currently being held amount to $7,650,000 that will be received over the next three years.

Ontario Municipal Board ruling

As previously announced, the Ontario Municipal Board (OMB) has required the Company to provide security for costs in connection with the recent OMB hearing on the rezoning of the Britannia site. Pending the outcome of proceedings to determine whether costs, if any are to be awarded to any parties, the Company has provided letters of credit totaling $3,625,000. The OMB has confirmed that costs will not be awarded in connection with the portions of the original hearing that related to the issues of the economic viability of the Britannia site.

The OMB is expected to hear the claims for the awarding of costs in Spring 2005. Supporting materials in respect of the outstanding cost claims have not yet been filed. The Company does not believe there is any merit in these claims and intends to defend itself vigorously.

Cash Flows from (used in) Operations

Cash generated by operating activities in the Third Quarter of this year amounted to $23,073,000 compared with $8,152,000 that was generated in the same period last year. Cash and cash equivalents at September 30, 2004 amounted to $23,080,000.

Jancor Companies, Inc.

Operating results in the Third Quarter continued to be below last year's levels, primarily due to lower shipments of vinyl windows and higher resin costs.

Unaudited financial information for Jancor shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the nine months to September 30, 2004 were almost 50% less than for the comparable period in 2003. Jancor does not expect to make up the shortfall in the balance of the year. In 2003, EBITDA at Jancor for the full year was US$26.9 million.
Senior debt levels at Jancor at September 30, 2004 were US$14 million and are expected to show further reductions in the Fourth Quarter.

Corporate Items
The Board of Directors has approved a cash distribution equivalent to $0.60 per unit through the redemption of 60 of the 150 Class A Special shares that are currently included in each unit. This distribution will be paid on December 14, 2004 to the unit holders of record as at the close of business on November 30, 2004. The ex-redemption date for trading of the Units will be November 26, 2004 and each Unit will then consist of 90 Class A Special shares and one Class B Special share.

Under the terms of the agreement when the assets were transferred to Jannock Properties in March 2000, security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at this site and expects to use a letter of credit to meet this requirement.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	SEPTEMBER 30 2004 (unaudited)	DECEMBER 31 2003
ASSETS		
Land under development	**$ 3,207**	$ 3,531
Land held for development	**-**	7,057
Mortgages receivable (note 3)	**7,650**	6,256
Future income taxes	**-**	5,185
Other assets	**111**	93
Cash and cash equivalents	**23,080**	1,020
Restricted cash held in trust	**-**	1,043
	$ 34,048	$ 24,185
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 573**	$ 887
Deposits on land sales	**-**	1,056
Income taxes payable	**32**	-
Future income taxes	**719**	-
	$ 1,324	$ 1,943
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 53,401**	$ 53,401
Contributed surplus	**6,868**	6,868
Deficit	**(27,545)**	(38,027)
	$ 32,724	$ 22,242
	$ 34,048	$ 24,185

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ 22,097**	$ 5,435	**$ 25,140**	$ 5,442
Cost of sales	**7,725**	4,746	**8,572**	4,746
Provisions for loss in value	**-**	-	**-**	817
Gross profit/(loss)	**14,372**	689	**16,568**	(121)
Interest and other income	**132**	8	**361**	28
General and administrative expenses	**(124)**	(147)	**(542)**	(1,105)
Income/(loss) before income taxes	**14,380**	550	**16,387**	(1,198)
Income taxes provided/(recovered) (note 5) - current	**1**	4	**1**	14
- future	**5,175**	205	**5,904**	(427)
Net earnings/(loss) for the period	**$ 9,204**	$ 341	**$ 10,482**	$ (785)
Deficit - Beginning of period	**$ (36,749)**	$ (39,534)	**$ (38,027)**	$(38,408)
Deficit - End of period	**$ (27,545)**	$ (39,193)	**$ (27,545)**	$(39,193)
Net earnings/(loss) per share	**$ 0.25**	$ 0.01	**$ 0.29**	$ (0.02)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 22,084**	$ 3,893	**$ 22,724**	$ 3,900
Collection of mortgages receivable	**1,248**	4,869	**1,248**	4,869
Interest and other income received	**81**	8	**89**	28
Deposits received on land sales	**-**	8	**9**	697
Cash payments				
Real estate commissions	**(301)**	(174)	**(301)**	(174)
Deposit refunded	**-**	-	**(1,052)**	-
(Expenditures)/recoveries on land development	**52**	(72)	**(917)**	(2,270)
Income taxes (paid)/refunded	**14**	(2)	**13**	(15)
Payments of general and administrative and other	**(105)**	(330)	**(796)**	(923)
Interest paid	**-**	(48)	**-**	(124)
	23,073	8,152	**21,017**	5,988
INVESTING ACTIVITIES				
Restricted cash held in trust	**-**	(9)	**1,043**	(24)
	-	(9)	**1,043**	(24)
FINANCING ACTIVITIES				
Bank loan	**-**	(4,435)	**-**	(2,180)
	-	(4,435)	**-**	(2,180)
INCREASE IN CASH AND CASH EQUIVALENTS	**23,073**	3,708	**22,060**	3,784
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 7**	$ 98	**$ 1,020**	$ 22
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 23,080**	$ 3,806	**$ 23,080**	$ 3,806

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2003 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not, therefore, an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended September 30, 2004, there were land sales of $22,000, $3,028 and $93 to three purchasers (September 30, 2003 included land sales of $3,450, $1,512, $261 and $210 to four purchasers). There were minor sales of quarry materials during this period in both 2004 and 2003.

3. Mortgages receivable

At September 30, 2004, mortgages receivable of $7,650 (December 31, 2003 - $6,256) included $5,170 due in December 2005 and $2,480 due in April 2007.

4. Accounts payable and accrued liabilities

At September 30, 2004, an amount of $542 (December 31, 2003 - $603) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Nine months ended	
	September 30, 2004	September 30, 2003
Earnings/(loss) before income taxes	$ 16,387	$(1,198)
Expected income taxes/(recovery)	$ 5,919	$ (438)
Large corporations tax and other	(14)	25
Total	$ 5,905	$(413)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments and contingencies

At September 30, 2004, the Company had provided municipalities with letters of credit amounting to $481 (December 31, 2003 - $1,361) in support of its obligations to complete servicing requirements in connection with the development of its properties.

The Ontario Municipal Board (OMB) has required the Company to provide security for costs in connection with the recent OMB hearing on the rezoning of the Britannia site. Pending the outcome of proceedings to determine whether costs, if any are to be awarded to any parties, the Company provided letters of credit totaling $3,625,000 in November 2004. The OMB has confirmed that costs will not be awarded in

connection with the portions of the original hearing that related to the issues of the economic viability of the Britannia site. The OMB is expected to hear the claims for the awarding of costs in Spring 2005. Supporting materials in respect of the outstanding cost claims have not yet been filed. The Company does not believe there is any merit in these claims and intends to defend itself vigorously. No provisions have been made by the Company in its operating results for these claims.

A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at this site and expects to use a letter of credit to meet this requirement.